UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

UNIFIED FINANCIAL SERVICES, INC.

(Name of the Issuer)

UNIFIED FINANCIAL SERVICES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

John S. Penn

President and Chief Executive Officer

Unified Financial Services, Inc.

2353 Alexandria Drive

Lexington, Kentucky 40504

(859) 514-6174

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

Joseph G. Connolly, Jr.

Hogan & Hartson L.L.P.

555 Thirteenth Street, N.W

Washington, D.C. 20004

(202) 637-5600

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$402,545	$81.00

(1)	Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, the value of the securities proposed to be acquired consists of the estimated $402,545 of cash to be paid in lieu of the issuance of fractional shares of common stock in the reverse stock split.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the cash to be paid in lieu of fractional shares.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:__________________

Form or Registration No.:_________________

Filing Party:____________________________

Date Filed:_____________________________

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with the Exhibits and Schedules hereto, this “Schedule 13E-3”) is filed by Unified Financial Services, Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder. The Company is submitting to its in stockholders a proposal (the “Reverse Stock Split Proposal”) to approve an amendment to the Company’s Amended and Restated Certificate of Incorporation that would provide for the conversion and reclassification of each 500 outstanding shares of the Company’s common stock into one share of common stock in a reverse stock split. In the reverse stock split, the common stockholders will receive one share of common stock for each share of 500 shares they hold immediately prior to the effective date of the reverse stock split, and they will receive cash in lieu of any fractional shares to which they would otherwise be entitled. The cash payment for the common stock will be equal to $10.30 per pre-split share.

The Reverse Stock Split Proposal is being made upon the terms and subject to the conditions set forth in the preliminary proxy statement for the Company’s 2004 annual meeting of stockholders (the “Annual Meeting”), filed concurrently with this Schedule 13E-3 (the “Proxy Statement”). The information in the Proxy Statement, including all annexes thereto, together with the proxy card, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the Proxy Statement and annexes thereto, including the proxy card. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. The other purposes of the Annual Meeting is to elect one director to serve until the annual meeting of stockholders in 2007 and to transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

(a)	Name and Address. The name of the subject company is Unified Financial Services, Inc. (the “Company”). The Company is a Delaware corporation with its principal place of business located at 2353 Alexandria Drive, Lexington, Kentucky 40504. The Company’s telephone number is (859) 514-6174.

(b)	Securities. As of March 2, 2004, there were 2, 826, 117 shares of common stock, $0.01 par value per share, of the Company outstanding.

(c)	Trading Market and Price. There is no established trading market for shares of the Company’s common stock.

(d)	Dividends. The Company has not paid any dividends on shares of the Company’s common stock during the past two years.

(e)	Price Stock Purchases. The information set forth in the Proxy Statement under the caption “Market for Our Common Stock and Our Recent Common Stock Purchases” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a)	Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. The information set forth in the Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference. The name of each director and executive officer of the Company is incorporated by reference to the sections of the Proxy Statement under the captions “Election of Directors” and “Compensation of Executive Officers—Summary Compensation Table,” respectively. The address of each director and executive officer of the Company is 2353 Alexandria Drive, Lexington, Kentucky 40504.

(b)	Business and Background of Entities. Not applicable.

(c)	Business and Background of Natural Persons.

The name of each director and executive officer of the Company is incorporated by reference to the sections of the Proxy Statement under the captions “Election of Directors” and “Compensation of Executive Officers—Summary Compensation Table,” respectively. The address of each director and executive officer of the Company is 2353 Alexandria Drive, Lexington, Kentucky 40504.

To the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States.

Item 4.	Terms of the Transaction

(a)(1)	Tender Offers. Not applicable.

(a)(2)	Mergers or Similar Transactions. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors—Background of the Transaction,” “Special Factors—Purposes of and Reasons for the Reverse Stock Split,” “Special Factors—Alternatives Considered,” “Special Factors—Fairness of the Reverse Stock Split,” “Special Factors—Opinion of Financial Advisor,” “Special Factors—Federal Income Tax Consequences of the Reverse Stock Split,” “Special Factors—Financial Information—Pro Forma Balance Sheet” and “Special Factors—Description of the Reverse Stock Split—Vote Required” are incorporated herein by reference.

(c)	Different Terms. The information set forth in the Proxy Statement under the captions “Special Factors—Financial Effects of the Reverse Stock Split” and “Special Factors—Fairness of the Reverse Stock Split” are incorporated herein by reference.

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the caption “Summary Term Sheet—General—Appraisal Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Special Factors—Fairness of the Reverse Stock Split” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. Not applicable.

(b)	Significant Corporate Events. Not applicable.

(c)	Negotiations or Contacts. Not applicable.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the captions “Special Factors—Description of the Reverse Stock Split—Market for Our Common Stock and Our Recent Common Stock Purchases,” “Compensation of Executive Officers” and “Security Ownership of Certain Beneficial Owners and Management” are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the captions “Summary Term Sheet” and “Special Factors—Effects of the Reverse Stock Split” are incorporated herein by reference.

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors—Effects of the Reverse Stock Split,” and “Special Factors—Description of the Reverse Stock Split” are incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a)-(c)	Purposes. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Purposes of and Reasons for the Reverse Stock Split,” “Special Factors—Background of the Transaction,” “Special Factors—Purposes of and Reasons for the Reverse Stock Split,” “Special Factors—Alternatives Considered,” “Special Factors-Fairness of the Reverse Stock Split,” and “Special Factors—Recommendation of the Board of Directors” are incorporated herein by reference.

(d)	Effects. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Purposes of and Reasons for the Reverse Stock Split,” “Special Factors—Purposes of and Reasons for the Reverse Stock Split,” “Special Factors—Alternatives Considered,” “Special Factors—Effects of the Reverse Stock Split,” “Special Factors—Effects of the Reverse Stock Split on Our Stockholders,” “Special Factors—Fairness of the Reverse Stock Split” and “Special Factors—Federal Income Tax Consequences of the Reverse Stock Split” are incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a)	Fairness. The information set forth in the Proxy Statement under the captions “Special Factors—Effects of the Reverse Stock Split,” “Special Factors—Effects of the Reverse Stock Split on Our Stockholders,” and “Special Factors—Fairness of the Reverse Stock Split” are incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “Special Factors—Background of the Transaction,” “Special Factors—Purposes of and Reasons for the Reverse Stock Split,” “Special Factors—Alternatives Considered,” “Special Factors—Effects of the Reverse Stock Split,” “Special Factors—Effects of the Reverse Stock Split on Our Stockholders,” “Special Factors—Fairness of the Reverse Stock Split” and “Special Factors—Opinion of Financial Advisor” are incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the caption “Special Factors—Description of the Reverse Stock Split—Vote Required” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the caption “Special Factors—Fairness of the Reverse Stock Split” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the caption “Special Factors—Recommendation of the Board of Directors” is incorporated herein by reference.

(f)	Other Offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption “Special Factors—Opinion of Financial Advisor” is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption “Special Factors—Opinion of Financial Advisor” and in Annex B to the Proxy Statement are incorporated herein by reference.

(c)	Availability of Documents. The full text of the written opinion of Duff & Phelps, LLC, dated March , 2004, is attached to the Proxy Statement as Annex B. The fairness opinion of Duff & Phelps, LLC is available for inspection and copying at the Company’s principal executive officer during its regular business hours by any interested common stockholder of the Company or by a representative of such stockholder who has been so designated in writing by such stockholder.

Item 10.	Source and Amounts of Funds or Other Considerations

(a)	Source of Funds. The information set forth in the Proxy Statement under the caption “Special Factors—Source of Funds and Expenses” is incorporated herein by reference.

(b)	Conditions. None.

(c)	Expenses. The information set forth in the Proxy Statement under the captions “Special Factors—Source of Funds and Expenses” and “Special Factors—Financial Effects of the Reverse Stock Split” are incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the captions “Compensation of Executive Officers” and “Security Ownership of Certain Beneficial Owners and Management” are incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Proxy Statement under the caption “Special Factors—Description of the Reverse Stock Split—Market for Our Common Stock and Our Recent Common Stock Purchases” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption “Recommendation of the Board of Directors” is incorporated herein by reference.

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the caption “Recommendation of the Board of Directors” is incorporated herein by reference.

Item 13.	Financial Statements

(a)	Financial Information. The information set forth in the Proxy Statement under the caption “Special Factors—Financial Information” is incorporated herein by reference.

(b)	Pro Forma Information. The information set forth in the Proxy Statement under the caption “Special Factors—Financial Information” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitations or Recommendations. None.

(b)	Employees and Corporate Assets. The information set forth in the first paragraph of the Proxy Statement under the caption “General information” is incorporated herein by reference.

Item 15.	Additional Information

(b)	Other Material Information. The information set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, including all exhibits thereto, filed with the Securities and Exchange Commission on March 2, 2004 is incorporated herein by reference.

Item 16.	Exhibits

(a)	Preliminary Proxy Statement relating to the annual meeting of stockholders filed with the Securities and Exchange Commission concurrently with this filing (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed concurrently with this Schedule 13E-3).

(b)	None.

(c)(1)	Opinion of Duff & Phelps, LLC (incorporated herein by reference to Annex B of the Preliminary Proxy Statement on Schedule 14A listed as exhibit (a) to this Schedule 13E-3).

(c)(2)	Presentation of Duff & Phelps, LLC to the Board of Directors.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UNIFIED FINANCIAL SERVICES, INC.

By:	/s/ John S. Penn

John S. Penn President and Chief Executive Officer

Dated: March 19, 2004